

Mail Stop 3561

April 11, 2008

Mr. Edward C. Dillon
President
Pricester.com, Inc.
5555 Hollywood Blvd., Suite 303
Hollywood, FL 33021

> **Re:**   **Pricester.com, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 7, 2008**
> **File No. 333-118993**

Dear Mr. Dillon:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and will make no further review of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2007

1.   We are unable to access your web sites, www.pricester.com and www.copiaworld.com. Please advise.

2.   We note the public announcements and releases posted on the Internet regarding your results of operations for completed quarterly and annual periods, your proposed acquisition of Genesis Electronics, Inc. and other events you deem important to investors. Yet, you have not furnished or filed these public

announcements and releases on Form 8-K current reports under Section 13 or 15(d) of the Securities Exchange Act or Regulation FD. Please advise.

Consolidated Financial Statements

3.   You disclose in the overview of management's discussion and analysis or plan of operations on page 28 that you are a development stage e-commerce company. You also disclose in plan of operations on page 29 that you have only received minimal revenues. Please explain to us in detail why you should not present the additional information required by paragraphs 11 – 12 of SFAS 7.

Consolidated Balance Sheet, page 47

4.   We note that you classified deferred stock based compensation as contra equity. Refer to paragraph 5 and footnote 4 of SFAS 123(R) and tell us why deferred compensation should not be classified as an asset. Otherwise, tell us why your classification is appropriate under GAAP with reference to authoritative guidance.

Item 13. Exhibits, page 43

5.   We note that you list consents of independents auditors under exhibits 23.1 and 23.2 and the related reference to footnote (6). However, the consents are not included in the filing and there is no footnote (6). In light of the fact that you have not yet filed an auditor's consent, tell us how this affects your use of the prospectus that is a part of each of your registration statements on Form S-8 that incorporate by reference your report on Form 10-KSB and the financial statements contained therein. Also, please file the consent required by Item 601(b)(23) of Regulation S-B and revise the exhibit index as appropriate.

302 Certifications

6.   Please revise the certifications of your Chief Executive Officer and Chief Financial Officer to comply with the certification presented in Item 601(b)(31) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3344 if you have questions regarding these comments.

Sincerely,

William H. Thompson
Accounting Branch Chief